VIA EDGAR

April 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E. Washington, D.C. 20549

Attention:	Catherine De Lorenzo

Mary Beth Breslin

William Demarest

Mark Rakip

Re:	Perimeter Acquisition Corp. I

Registration Statement on Form S-1

Filed March 20, 2025

File No. 333-285974

Ladies and Gentlemen:

On behalf of our client, Perimeter Acquisition Corp. I (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated April 16, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing the Registration Statement together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Please describe on the cover page, the summary, and elsewhere as applicable the anti- dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates, and promoters in connection with any change in the size of the offering. In that regard, we note your disclosure on pages 22, 87, and elsewhere that if you increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act, you will effect a share capitalization or other mechanism with respect to your Class B shares so as to maintain the ownership of founder shares by the initial shareholders, on an as-converted basis, at approximately 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please refer to Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and on pages 17, 19, 71, 111, and 138 of the Registration Statement to address the Staff’s comment.

Summary, page 1

2.	Please include a discussion of any prior SPAC experience of your management team, your sponsor, or affiliates. For example, please include details such as any completed business combinations and related redemption levels, and any possible liquidations. Please refer to Item 1603(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 5 and 100 of the Registration Statement to address the Staff’s comment.

Principal Shareholders, page 138

3.	Please revise the appropriate section or sections of your document to include a description of the material roles and responsibilities of the SPAC sponsor and any of its affiliates in directing and managing your company’s activities. In that regard we note your footnote disclosure 3 and 5 on page 138. Please refer to Item 1603(a)(4) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 17 and 111 of the Registration Statement to address the Staff’s comment.

4.	Please disclose all persons who have a direct and material interest in the SPAC sponsor. We note your disclosure that Gamma Asset Management LLC has a membership interest and a certain percentage of the economic rights attributable to the sponsor, and your statement that Gamma International Bank is a “strategic investor in [y]our sponsor.” Refer to Item 1603(a)(7) of Regulation S-K. To the extent an entity’s interest in the sponsor is direct and material, please disclose the natural person(s) who have voting or investment control over the shares held by the entity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 138 of the Registration Statement to address the Staff’s comment.

We hope that the responses above adequately addresses the Staff’s comments. If you have any questions or comments regarding this letter or the Registration Statement, please do not hesitate to contact me at (212) 419-5904.

Sincerely,

Daniel Forman, Esq.

Cc	Josef Valdman, Chief Executive Officer and President